Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129192
PROSPECTUS
CALIPER LIFE SCIENCES, INC.
3,701,383 SHARES OF COMMON STOCK
        We issued 2,576,933 shares of our common stock in connection with our merger with NovaScreen Biosciences Corporation, which closed on October 3, 2005. We also reserved 1,124,450 shares of our common stock for future issuance in connection with the potential achievement of milestone events pursuant to our merger agreement with NovaScreen. This prospectus relates to the resale from time to time of up to a total of 3,701,383 shares of our common stock acquired, or to be acquired, in connection with the merger by certain former stockholders of NovaScreen, referred to as the selling stockholders, described in the section entitled “Selling Stockholders” on page 17 of this prospectus.
      The selling stockholders will receive all of the proceeds from the disposition of the shares and will pay all underwriting discounts and selling commissions, if any, relating thereto. We have agreed to pay the legal, accounting, printing and other expenses, excluding fees and expenses of any counsel retained by or on behalf of the selling stockholders, related to the registration of the shares.
      Our common stock is listed on The Nasdaq National Market under the symbol “CALP.” On November 4, 2005, the last reported sale price of our common stock was $6.91 per share. Our principal executive offices are located at 68 Elm Street, Hopkinton, Massachusetts 01748, and our telephone number is 508-435-9500.

       You should consider carefully the risks that we have described in “Risk Factors” beginning on page 4 before deciding whether to invest in our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
THE DATE OF THIS PROSPECTUS IS NOVEMBER 4, 2005

ABOUT THIS PROSPECTUS
      You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Certain Documents by Reference” on page 22. You should rely only on the information provided in this prospectus or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
      In this prospectus, we refer to Caliper Life Sciences, Inc. as “Caliper” or the “Company.”

OUR BUSINESS
      The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” beginning on page 4.
Overview
      We use our core technologies of liquid handling, automation, and LabChip® microfluidics to create enabling solutions for the life sciences industry. We are a leader in microfluidic lab-on-a-chip technologies.
      Within the life sciences industry we are currently pursuing three major markets: drug discovery and development, genomics and proteomics, and diagnostics. In the drug discovery and development market, our products address many new challenges faced by pharmaceutical companies. These challenges include late-stage drug failures, increased research and development spending yielding fewer new drugs and, more recently, drugs being removed from the market due to unforeseen side effects that were not discovered in pre-launch clinical trials. Our products help researchers make better choices earlier in their drug discovery process, increase the speed and efficiency of their high-throughput screening efforts, and enable profiling experiments that can identify drug side effects earlier in the drug discovery process. In the genomics and proteomics market, we address the challenges created by recent advances in DNA research and a subsequent surge of interest in protein functionality, which have created an increased industry need for high-throughput, cost-efficient tools for DNA and protein experiments. With respect to diagnostics markets, we believe that our LabChip technologies may help reduce the high cost of many diagnostic tests, and particularly molecular diagnostic tests, through integration and miniaturization of the various steps required to carry out these tests. We are presently primarily working with collaboration partners in this area, although these projects are still in the feasibility or early development stages.
      We have three channels of distribution for our products: direct to customers, indirect through our international network of distributors, and through original equipment manufacturer, or OEM, channels. Through our direct and indirect distributor channels, we sell complete systems solutions developed by Caliper to end customers. Our OEM distribution channel is core to our business strategy and complementary to our direct sales and distribution network activities, as it enables us to extend the commercial potential of our LabChip and advanced liquid handling technologies into new industries and new applications with experienced commercial partners. In the OEM channel we provide liquid handling products, microfluidics chips, product development expertise and other enabling technologies to commercial partners who then typically integrate an application solution and market it to their end customers. In addition to these product distribution channels, we also license our extensive microfluidic patent estate to other companies under our Caliper Driventm program. We view our Caliper Driventm licensing program as a way for us to extend our microfluidics technology into certain application areas which we do not have a present strategic intent to address directly, or which may require the greater technical, marketing or financial resources of our licensing partner in order to obtain a more a rapid adoption of our technology in the particular application area. By using direct and indirect distribution and OEM product distribution channels, as well as out-licensing our technology in appropriate circumstances, we seek to maximize penetration of our products and technologies into the marketplace and position ourselves as a leader in the life sciences tools market.
      On September 7, 2005, we entered into an Agreement and Plan of Merger with NovaScreen Biosciences Corporation. Under the merger agreement, we issued 2,576,933 shares of our common stock at the closing on October 3, 2005, at which time NovaScreen became a wholly owned subsidiary of Caliper. We have also reserved 1,124,450 shares of our common stock for future issuance to former NovaScreen stockholders in connection with the potential achievement of milestone events pursuant to the merger agreement. Immediately following the closing of the merger, former NovaScreen shareholders owned in the aggregate approximately 7.72% of our common stock, excluding any shares that may be issued in the future in connection with the milestone events.
      NovaScreen provides innovative drug discovery and development services that are designed to improve the productivity, accelerate the pace and reduce the cost of pharmaceutical research and development. NovaScreen develops and offers a wide range of secondary screening and assay development services to major pharmaceutical, biotechnology and educational institutions worldwide. In addition to its core screening and assay development services, NovaScreen also provides in vitro absorption, distribution, metabolism and excretion (ADME) and in vitro toxicology services. A leader in the secondary re-screening segment, NovaScreen also offers screening, pharmacological testing and database development to government agencies such as the National Institutes of Health (NIH), particularly the National Institute of Allergy and Infectious Diseases (NIAID) and National Institute on Drug Abuse (NIDA). In addition, NovaScreen has developed a content database and pharmacoinformatics tool that provides statistical predictability in the drug discovery process.
      NovaScreen’s business is operated in a facility located in Hanover, Maryland, from which it serves a customer base in the United States, Canada, Europe, Israel, India, Japan, South Korea and Australia. NovaScreen has over 200 customers consisting of a broad variety of pharmaceutical research laboratories, biotechnology companies, educational laboratories and government health agencies.
      NovaScreen’s business strategy includes the following:

•	Continue to expand its breadth of drug discovery and development services to perform fully integrated, high-value discovery and early development programs for its clients.

•	Strengthen and expand its market position by providing innovative, cost-effective and high-quality, customer-driven services.

•	Leverage its in vitro screening assay and chemistry capabilities to grow its pharmacoinformatics database and its in silico screening tools to enable NovaScreen to provide substantial productivity enhancements and higher value-added services to its pharmaceutical and biotechnology clients.
      Caliper was organized under the laws of the State of Delaware on July 26, 1995. Our principal executive offices are located at 68 Elm Street, Hopkinton, Massachusetts 01748, and our telephone number is (508) 435-9500. Our web site address is www.caliperLS.com. The contents of our web site are not part of this prospectus.
RECENT ACQUISITIONS
      On October 3, 2005, Caliper completed its previously announced plan to acquire NovaScreen pursuant to the terms and conditions of an Agreement and Plan of Merger dated September 7, 2005 with NovaScreen. With the completion of the merger, NovaScreen became a wholly owned subsidiary of Caliper.
      In connection with the merger, the former NovaScreen stockholders received $22 million in initial consideration, comprising 2,576,933 shares of Caliper common stock and approximately $4.4 million of cash. Ten percent of the consideration payable to the former NovaScreen stockholders has been placed into escrow for a twelve-month period to cover any potential indemnification claims by Caliper under the merger agreement.
      In addition to this initial consideration paid to the former NovaScreen stockholders, Caliper may pay up to $8 million in additional consideration, contingent on the achievement of three defined revenue milestones over the 30-month period following the closing of the merger. The milestone payments will be paid 80 percent in Caliper common stock and 20 percent in cash. The valuation of the Caliper common stock that may be issued as part of a milestone payment will be based on a ten-day average trading price as of the end of the applicable milestone period.

RISK FACTORS
      The following factors should be considered carefully in evaluating whether to purchase shares of our common stock. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on page 21.
Risks Related to Our Business

Our LabChip products may not achieve widespread market acceptance, which could cause our revenue to grow slowly or decline and make it more difficult for us to achieve or maintain profitability.
      The commercial success of our LabChip products depends upon market acceptance of the merits of our drug discovery and automated electrophoresis separations systems by pharmaceutical and biotechnology companies, academic research centers and other companies that rely upon laboratory experimentation. However, because our microfluidic drug discovery and automated electrophoresis systems have been in operation for only a limited period of time, their accuracy, reliability, ease-of-use and commercial value have not yet gained widespread commercial acceptance. If these systems do not continue to gain further market acceptance, our revenue may grow more slowly than expected or decline.
      In addition, our strategy for the LabChip 3000 system, our microfluidic-based high throughput screening product, depends upon the early users of these systems buying additional units as they spread the adoption of this technology throughout their organizations worldwide. New customers for our drug discovery systems may wait for indications from our initial drug discovery system customers that our drug discovery systems work effectively and generate substantial benefits. If the early users of our LabChip 3000 systems do not endorse the further adoption of these systems because they fail to generate the expected quantities and quality of data, are too difficult or costly to use or are otherwise deficient in meeting the screening needs of these customers, further sales of these systems to these early users may be limited and sales to new users will be more difficult.
      Because drug screening systems represent substantial capital expenditures, it is important that these systems be capable of performing a wide variety of different types of assays and experiments in order to justify the cost of the systems. We intend to continue developing new versions of our microfluidic-based drug discovery systems with enhanced features that address existing or emerging customer needs, such as offering a broad range of standardized, easy-to-use assays. If we are unable to do so, our drug discovery systems may not become more widely used and we may experience a decline in revenue or slow revenue growth and may not achieve or maintain profitability. We currently have several assays in development, including assays that measure many important activities of cells and proteins. We are also developing product extensions that are particularly well suited for the evaluation of kinases, one of the largest focus areas of drug discovery efforts today, as well as for running assays with adherent cell lines. We are also developing kinase profiling and selectivity screening kits. If we are not able to complete the development of any of these expanded applications and tools, or if we experience difficulties or delays, we may lose our current customers and may not be able to obtain new customers.
      To date, a large portion of our microfluidic-based drug discovery systems have been sold as a result of senior-level relationship selling and we have not yet achieved broad-based sales of our LabChip microfluidic instruments through our sales and marketing organization. In addition, these systems and their underlying technologies are still relatively new to our sales and marketing organization, which may limit our ability to effectively market and sell these systems. If we cannot market these systems effectively, market acceptance of these products may be limited.
      For all of the foregoing reasons, we cannot assure you that our efforts to increase the adoption of our LabChip-based high-throughput drug screening and automated electrophoresis systems, by both existing and new users, will be expeditious or effective.

      In summary, market acceptance of our LabChip systems will depend on many factors, including:

•	our ability to demonstrate the advantages and potential economic value of our LabChip drug discovery systems over alternative, well-established technologies;

•	our ability to develop a broader range of standard assays and applications that enable customers and potential customers to perform many different types of experiments on a single LabChip instrument system; and

•	our ability to market and sell our drug discovery systems and related consumable products through our marketing and sales organization without the involvement of our senior management.

If we are not successful in developing new and enhanced liquid handling, LabChip and other life sciences products, we may lose market share to our competitors.
      The life sciences productivity tools equipment market is very competitive and is characterized by rapid technological change and frequent new product introductions. The commercial success of our liquid handling systems, LabChip and other products depends upon continued improvement of our products and expanding market acceptance of our systems and products by pharmaceutical and biotechnology companies and genomics research organizations, and upon our ability to address quickly any performance problems that our customers encounter. We anticipate that our competitors will introduce new, enhanced products in this market in the near future. Our future success will depend on our ability to offer new products and technologies that researchers believe are an attractive alternative to current products and technologies, that address the evolving needs of our customers, and that are technologically superior to new products that may be offered by our competitors. The product development process is inherently uncertain, and we may experience difficulties or delays in our development efforts for new products and we may not ultimately be successful in developing them. Any significant delay in releasing new products in this market could adversely affect our reputation, give a competitor a first-to-market advantage or enable a competitor to achieve greater market share.

If we are not successful in improving the cost of our LabChip products relative to the performance delivered, we may not be successful in displacing alternative or more established products and technologies that are competitive with our LabChip products.
      Customers in the life sciences productivity tools equipment market tend to be very price- and cost- sensitive relative to product performance. The commercial success of our LabChip products will depend not only upon our ability to demonstrate that their performance is superior to the performance of conventional products, but also that their total cost to purchase and operate is competitive with or lower than the cost of alternative or more established products. We may need to reduce our manufacturing costs in order to sell our LabChip products at more competitive prices. Although we have been successful in achieving significant reductions in the manufacturing costs of our LabChip instruments and chips, we are engaged in ongoing efforts to further reduce the costs of our LabChip products. Some of these efforts involve a substantial amount of technical risk, such as manufacturing our chips on plastic substrates rather than glass. If we are not successful in achieving these additional cost reductions, the market demand for our LabChip products may be limited and the rate of adoption of these products may be slower than we anticipate. We cannot assure you that our efforts to achieve further cost reductions will be successful.

We are subject to the capital spending patterns of the pharmaceutical industry, which recently have been adversely impacted by general economic conditions, industry consolidation and increased competition, and which have resulted in severe price competition among suppliers of products to that industry.
      Many of our instrument products represent relatively large capital expenditures by our customers. During the past several years, many of our customers and potential customers, particularly in the pharmaceutical industry, have reduced their capital spending budgets because of generally adverse prevailing economic conditions, consolidation in the industry and increased pressure on the profitability of pharmaceutical companies, due in part to more competition from generic drugs. These conditions have resulted in increased price competition and downward pressure on prices for the products that we supply, in particular with respect to our liquid handling automation products. If our customers and potential customers do not increase, or if they further reduce, their capital spending budgets because of continuing adverse economic conditions or further consolidation in the industry, we could face weak demand for our products. If the demand for our instrument products is weak because of constrained capital spending by our pharmaceutical industry customers and potential customers, we may not achieve our targets for revenue and cash flow from operations. In addition, if we are not able to obtain sufficient prices for our products due to ongoing price competition with other suppliers in our industry, our results of operations may be materially adversely affected.

Our future revenue growth depends to a significant extent on sales by Affymetrix of the GCAS automated target preparation system, which is based on our Sciclone liquid handling instrument. If end-user demand for this product is not as strong as anticipated by Affymetrix, Caliper’s future revenue targets may not be achieved.
      In collaboration with Affymetrix, we have developed a new automated system for the preparation of nucleic acid target material to be applied to Affymetrix’s GeneChip® devices, which system is based on our Sciclone liquid handling instrument. Affymetrix began to ship the commercial version of the GCAS system during the third quarter of 2005. Under the terms of our collaboration agreement, Affymetrix will market and sell the GCAS system. If Affymetrix experiences other difficulties in the marketing, sale, and support of this system, our future revenues will be less than anticipated. In addition, because the GCAS system is a new product for which there is no commercial experience, there can be no assurance that the demand for this product will materialize as expected.

A significant portion of our business depends upon collaborations with OEM business partners, and our financial success depends upon our ability to develop new product concepts with compelling value propositions to generate new OEM collaboration relationships, as well as our ability to manage our existing OEM relationships.
      Historically, an important part of our business strategy has been to collaborate with OEM business partners in the development of new applications for our microfluidic and liquid handling products, and the subsequent commercialization of the developed products. The costs associated with these product development efforts are generally significant, and the time to market for these product development efforts is generally two or more years. Accordingly, attracting an OEM collaboration partner to undertake and underwrite a proposed product development effort requires a compelling value proposition for the product proposed to be developed.
      Moreover, even if we are successful in initiating a new product development effort with an OEM partner, these collaboration arrangements can be difficult to manage, and technical problems encountered in the development programs or disagreements with our OEM business partners may adversely impact our ability to complete development programs, and therefore to realize increased product sales through these product development and commercialization collaborations. There can be no assurance that we will continue to be able to define compelling new product concepts or to identify new collaboration partners or new applications for our technologies to develop with our existing collaboration partners. If we are unable to define new product opportunities or to identify new collaboration partners or to agree on the terms of a collaboration, or if we are unable to identify new applications for our technologies to develop and commercialize with an existing collaboration partner, our revenues could decline and the growth of our business could be adversely affected.

Acquisitions may have unexpected consequences or impose additional costs on us.
      Our business is highly competitive and our growth is dependent upon market growth and our ability to enhance our existing products, introduce new products on a timely basis and offer to our customers products that provide a more complete solution. One of the ways we may address the need to develop new products is through acquisitions of complementary businesses and technologies, such as our acquisition of

Zymark in July 2003 and the recent acquisition of NovaScreen. From time to time, we consider and evaluate potential business combinations both involving our acquisition of another company and transactions involving the sale of our company through, among other things, a possible merger or consolidation of our business into that of another entity.
      Acquisitions involve numerous risks, including the following:

•	difficulties in integration of the operations, technologies and products and services of the acquired companies;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential cost and disruptions caused by the integration of financial reporting systems and development of uniform standards, controls, procedures and policies;

•	accounting consequences, including amortization of acquired intangible assets or other required purchase accounting adjustments, resulting in variability or reductions of our reported earnings;

•	potential difficulties in completing projects associated with purchased in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in these markets have stronger market positions;

•	the potential loss of our key employees or those of the acquired company due to the employment uncertainties inherent in the acquisition process;

•	the assumption of known and potentially unknown liabilities of the acquired company;

•	the risk that we may find that the acquired company or business does not further our business strategy or that we paid more than what the company or business was worth;

•	we may disagree with the former management of businesses that we acquire with respect to the interpretation of provisions in the acquisition agreement relating to earnout provisions or other provisions that have ongoing effect after the completion of the acquisition, which could result in disputes or litigation with current employees who joined us as part of the acquisition or former management of acquired businesses;

•	our relationship with current and new employees and customers could be impaired;

•	the acquisition may result in litigation from terminated employees or third parties who believe a claim against us would be valuable to pursue;

•	our due diligence process may fail to identify significant issues with product quality, product architecture and legal contingencies, among other matters; and

•	there may be insufficient revenues to offset increased expenses associated with acquisitions.
      Acquisitions may also cause us to issue common stock that would dilute our current stockholders’ percentage ownership; record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges; incur amortization expenses related to certain intangible assets; or incur other large and immediate write-offs.
      We cannot assure you that future acquisitions will be successful and will not adversely affect our business. We must also maintain our ability to manage any growth effectively. Failure to manage growth effectively and successfully integrate acquisitions that we make could harm our business.

We expect to incur future operating losses and may not achieve profitability.
      We have experienced significant operating losses each year since our inception and we expect to incur substantial additional operating losses in 2005. We may never achieve profitability. As of June 30, 2005, Caliper had an accumulated deficit of approximately $175.8 million. Our losses have resulted principally from costs incurred in research and development and product marketing and from general and administrative costs associated with our operations. These costs have exceeded our interest income and revenue which, to date, have been generated principally from product sales, collaborative research and development agreements, technology access fees, and cash and investment balances.

Our operating results fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our stock price.
      Our quarterly operating results have fluctuated significantly in the past, and we expect that they will continue to fluctuate in the future as a result of many factors, some of which are outside of our control. For example, many of our products represent relatively large capital expenditures for our customers, which leads to variations in the amount of time it takes for us to sell our products because customers may take several months or longer to evaluate and obtain the necessary internal approvals for the purchase of our products. In addition, a significant portion of our revenues is derived from sales of relatively high-priced products, and these sales are generally made by purchase orders rather than long-term contracts. Delays in receipt of anticipated orders for higher-priced products could lead to substantial variability of revenue from quarter to quarter. Furthermore, we commonly receive purchase orders and ship a significant portion of each quarter’s product orders near the end of the quarter. If that pattern continues, even short delays in the receipt of orders or shipment of products at the end of a quarter could result in shipment during the next quarter, which could have a material adverse effect on results of operations for the quarter in which the shipment did not occur. Our business is affected by capital spending patterns of our customers with a greater percentage of purchases, and therefore we typically experience higher revenues in the second half of our fiscal year. There can be no assurance that this trend will continue. For all of these and other reasons, it is possible that in some future quarter or quarters our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a reliable indication of our future performance.
      If revenue declines in a quarter, whether due to a delay in recognizing expected revenue or otherwise, our earnings will decline because many of our expenses are relatively fixed. In particular, research and development and general and administrative expenses and amortization of deferred stock compensation and intangible assets are not affected directly by variations in revenue.

We have relatively limited experience in manufacturing our LabChip products and may encounter manufacturing problems or delays, which could result in lost revenue.
      Although Agilent manufactures the Agilent 2100 Bioanalyzer and Bio-Rad manufactures the Experion instrument system, we manufacture the chips used in these instruments. We also currently manufacture instruments and sipper chips for our own drug discovery systems. If we fail to deliver chips and automated drug discovery products in a timely manner, our relationships with our customers could be seriously harmed, and revenue would decline. We currently have one manufacturing location for our planar and sipper chips in Mountain View, California, and one manufacturing location for instruments and other products located in Hopkinton, Massachusetts. The actual number of chips we are able to sell or use depends in part upon the manufacturing yields for these chips. We have only recently begun to manufacture significant numbers of sipper chips and are continuing to develop our manufacturing procedures for these chips. In order to offer sipper chips with four or more capillaries for drug discovery applications, we will need to continue to achieve consistently high yields in this process. Although our manufacturing processes for LabChip products have become more standardized over the past few years, historically we have experienced difficulties in manufacturing both chips and related LabChip instruments. We cannot assure you that manufacturing or quality problems will not arise as we continue to scale-up our production of chips or that we can scale-up manufacturing in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture the planar chips used in the Agilent 2100 Bioanalyzer or the Bio-Rad Experion instrument systems, or the sipper chips used in our LabChip 3000 and LabChip 90 systems or the sipper chips used in Agilent’s 5100 instrument system, on a timely basis because of these or other factors, our product sales will decline.
      Our ability to scale-up chip manufacturing may be compromised by uncertainty regarding the volume of chips for the Agilent 2100 Bioanalyzer and the Bio-Rad Experion instrument systems that we will need to supply to Agilent and Bio-Rad in the future. In June 2005, we entered into a new five-year agreement with Agilent to be the exclusive supplier of planar LabChip devices to Agilent for the Agilent 2100 Bioanalyzer. However, this agreement does not provide for minimum volume guarantees, and the future demand for planar LabChip devices will depend, in many respects, on factors beyond our control. Accordingly, we face uncertainty regarding future demand for these chips from our manufacturing operations.

Our revenue from Agilent could decline due to a number of different factors, including a reduction in planar LabChip purchases by Agilent and reduced sales of the Agilent 2100 Bioanalyzer and LabChip products sold by Agilent, or reduced sales of such products by Agilent due to competition from us or our other commercial partners.
      Under the terms of our supply agreement with Agilent, which we entered into with Agilent in June 2005 and which becomes effective January 1, 2006, Agilent will begin paying us a volume-based purchase price for planar LabChip devices that will be exclusively supplied by us. Under this new supply arrangement we will no longer receive revenue from Agilent pursuant to a formula based on our manufacturing costs for planar LabChip devices plus a share of Agilent’s gross margin from sales by Agilent of LabChip instruments and chips. The volume of planar LabChip device purchases by Agilent is dependent upon sales of the Agilent 2100 Bioanlayzer and associated assay kits and other potential future systems and assays that may be developed by Agilent. If Agilent’s sales of these products do not increase, the amount of revenue we receive from Agilent will decline.
      In addition, under the surviving terms of our collaboration agreement with Agilent, we granted to Agilent a non-exclusive, royalty-bearing license to certain of our LabChip technologies existing as of the termination date of the collaboration agreement for Agilent to develop, make and sell products in the field of the collaboration. Consequently, there is the possibility that following the expiration of the five-year term of the new exclusive supply agreement, or upon a breach of our obligations under the new supply agreement, Agilent may manufacture its own supply of planar LabChip products, rather than purchasing them from us. In addition, Agilent could utilize its license rights to compete with us in other product areas in the future. Although this would generate royalty payments to us, such competition may reduce our ability to sell our own products independently or through other commercial partners.
      In addition, Agilent’s sales of collaboration products could be reduced due to competition from us or our other commercial partners, such as Bio-Rad. In such event, the revenue we would receive from Agilent could be reduced by more than the revenue we receive from other commercial partners. Further, Agilent may decide for reasons wholly independent of competition to reduce its sales efforts and/or pricing for these products. If Agilent does so, our revenue may decline.

We depend on our key personnel, the loss of whom would impair our ability to compete.
      We are highly dependent on the principal members of our management team, especially our Chief Executive Officer, and certain of our scientific staff. For example, many of our sales, particularly with respect to our LabChip drug discovery systems, have resulted through the direct involvement of senior members of our management team, including our Chief Executive Officer, with our customers’ senior level management. The loss of services of any of these individuals could seriously harm our product commercialization efforts. In addition, research and new product development will require additional skilled personnel in areas such as chemistry and biology, software engineering and electronic engineering. Our principal business locations in the United States are Silicon Valley, California, and in the Boston metropolitan area, where demand for personnel with these skills remains high, and may increase further as the economic outlook in these areas improves. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. If we are unable to hire, train and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced. The inability to retain and hire qualified personnel could also hinder any planned expansion of our business.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could also cause us to pay substantial damages and prohibit us from selling our products.
      The technology fields in which we operate are still relatively new and evolving and, consequently, patent positions in our industry are generally uncertain. Accordingly, we cannot assure you that third parties will not assert infringement or other intellectual property claims against us. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s proprietary rights. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We are aware of third-party patents that may relate to our technology or potential products. Any public announcements related to litigation or patent interference proceedings initiated or threatened against us could cause our stock price to decline.

We may need to initiate lawsuits to protect or enforce our patents, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market.
      We rely on patents to protect a large part of our intellectual property and our competitive position, especially in our microfluidics business. In order to protect or enforce our patent rights, Caliper may initiate patent litigation against third parties, such as the patent infringement suit against Molecular Devices we settled in November 2003. These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns. In addition, these lawsuits would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke a third party defendant to assert claims against us. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock price to decline.

The rights we rely upon to protect our intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market.
      In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology and our ability to compete in the market or to maintain the gross margins on the products we sell would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for such breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside of the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies.

We are dependent on a single-source supplier for the glass used in our LabChip products and if we are unable to buy this glass on a timely basis, we will not be able to deliver our LabChip products to customers.
      We currently purchase a key component for our chips from a single-source supplier located in Germany. Although we keep surplus inventory in our Mountain View manufacturing facility, if we are unable to replenish this component on a timely basis, we will not be able to deliver our chips to our customers, which would harm our business.

We obtain some of the components and subassemblies included in our systems from a single source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenue.
      We rely on outside vendors to manufacture many components and subassemblies for our products. Certain components, subassemblies and services necessary for the manufacture of our products are provided by a sole supplier or limited group of suppliers, some of which are our competitors. We currently purchase additional components, such as optical, electronic and pneumatic devices, in configurations specific to our requirements that, together with certain other components, such as computers, are integrated into our products. We maintain only a limited number of long-term supply agreements with our suppliers.
      Our reliance on a sole or a limited group of suppliers involves several risks, including the risk that we may be unable to obtain an adequate supply of required components, that we have reduced control over pricing and the timely delivery of components and subassemblies and that our suppliers may be unable to develop technologically advanced products to support our growth and development of new systems.
      Because the manufacturing of certain of these components and subassemblies involves complex processes and requires long lead times, we may experience delays or shortages caused by suppliers. We believe that alternative sources could be obtained at the same prices and on substantially the same terms and conditions, if necessary, for most sole and limited source parts. However, if we were forced to seek alternative sources of supply or to manufacture such components or subassemblies internally, we might be forced to redesign our systems, which could prevent us from shipping our systems to customers on a timely basis. Some of our suppliers have relatively limited financial and other resources, and, therefore, their businesses could fail. Any inability to obtain sufficient quantities of components and subassemblies, or any other circumstance that would restrict our ability to ship our products, could damage relationships with current and prospective customers and could harm our business.

If a natural disaster strikes our manufacturing facilities, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenue.
      We rely on a single manufacturing location to produce our chips and drug discovery systems, and a single location to produce laboratory automation and robotics systems, with no alternative facilities. These facilities and some pieces of manufacturing equipment are difficult to replace and could require substantial replacement lead-time. Our manufacturing facilities may be affected by natural disasters, such as earthquakes and floods. Earthquakes are of particular significance because our LabChip product manufacturing facility is located in Mountain View, California, an earthquake-prone area. In the event that our existing manufacturing facilities or equipment are affected by man-made or natural disasters, we would be unable to manufacture products for sale, meet customer demands or sales projections. If our manufacturing operations were curtailed or ceased, it would harm our business.

Failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and result in lower revenue.
      We anticipate that our existing capital resources, together with the revenue to be derived from our commercial partners and from commercial sales of our microfluidic and lab automation products and services, will enable us to maintain currently planned operations at least through the year 2006. However, we premise this expectation on our current operating plan, which may change as a result of many factors, including our acquisition of NovaScreen or of another company or business. Consequently, we may need additional funding sooner than anticipated. Our inability to raise needed capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders.
      We currently have no credit facility or committed sources of capital. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

Our tax net operating losses and credit carryforwards may expire if we do not achieve or maintain profitability.
      As of December 31, 2004, we had federal and state net operating loss carryforwards of approximately $132 million and $47 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $4.1 million and $2.8 million, respectively. The federal net operating loss and credit carryforwards will expire at various dates through 2024 beginning in the year 2009 if not utilized. State net operating losses of approximately $750,000 expired in 2004. The current remaining state net operating losses have varying expiration dates through 2013.
      Utilization of the federal and state net operating losses and credits may be subject to a substantial limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.
      Because of our lack of earnings history and the uncertainty of realizing these net operating losses, the deferred tax assets have been fully offset by a valuation allowance.
Risks Related to Caliper and Novascreen as a Combined Company

The ability of Caliper and NovaScreen to successfully integrate their businesses is uncertain and could result in negative consequences for the combined company.
      Since the closing of the merger, Caliper and NovaScreen, each of which previously operated independently, have been integrating their operations. The integration requires efforts from each company, including the coordination of our general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. Diversion of management attention could result in delays in manufacturing and research programs. The combination of Caliper’s and NovaScreen’s organizations may result in greater competition for resources and elimination of research and development programs that might otherwise be successfully completed.
      Caliper’s management may have its attention diverted while trying to integrate the two companies, one of which is located in Hopkinton, Massachusetts and Mountain View, California and one of which is located in Hanover, Maryland. Such diversion of management’s attention or difficulties in the transition process could have an adverse impact on the combined company. Caliper had approximately 430 employees and NovaScreen had approximately 55 employees at the time the merger closed. The transition period is expected to be largely complete within six months following the closing of the merger. However, no assurance can be given that the combined company will succeed in its efforts to integrate the Caliper and NovaScreen operations in a timely manner or successfully. If the integration is delayed or unsuccessful, it will have a material adverse effect on the value of Caliper common stock.

Failure to integrate the companies’ operations successfully could result in delays in the companies’ manufacturing and research and development programs.
      Caliper and NovaScreen completed the merger with the expectation that it will result in beneficial synergies, including:

•	an improved ability to sell NovaScreen services through Caliper’s larger global sales organization;

•	leveraging Caliper’s experienced management and administrative support systems for the benefit of the NovaScreen business;

•	shared expertise in developing innovative technologies and the potential for technology collaboration;

•	a more comprehensive range of screening products and services for pharmaceutical companies;

•	a greater ability to develop new assays for use on our LabChip 3000 high throughput screening system;

•	an enhanced sales and marketing capability and expanded client base;

•	larger combined commercial opportunities; and

•	a broader portfolio of patents and trademarks.
      Achieving these anticipated synergies and the potential benefits underlying the two companies’ reasons for the merger will depend on a number of factors, some of which include:

•	the retention of scientific staff;

•	the avoidance of significant litigation adverse to Caliper and NovaScreen, including, particularly, patent and trademark litigation; and

•	the ability of the combined company to continue to perform services and to continue the development of new Caliper and NovaScreen products and services.
      Even if the two companies are able to integrate their operations, there can be no assurance that these anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on the business, results of operations and financial condition of the combined company, which, in turn will have a material adverse effect on the surviving company and the market value of our common stock.

NovaScreen has very limited staffing and it will continue to be dependent upon key employees.
      Although Caliper anticipates providing general management and certain administrative support to the NovaScreen business, NovaScreen’s success will still be dependent upon the efforts of its management team and scientific staff. None of NovaScreen’s executives or scientists is legally bound to remain employed for any specific term with the surviving company. If key individuals leave or are unavailable to serve for any reason, including death or disability, and the ability of NovaScreen to grow its revenues could be adversely affected if suitable replacement personnel are not quickly recruited. NovaScreen’s success will also depend upon its ability to attract and retain qualified scientific, marketing and sales personnel. There is competition for qualified personnel in all functional areas, which makes it difficult to attract and retain the qualified personnel necessary for development and growth.

NovaScreen has experienced significant fluctuations in its quarterly operating results.
      NovaScreen historically has experienced, and in the future may experience, significant fluctuations in quarterly operating results. These fluctuations have been or may be caused by many factors, including the completion of large service contracts without the immediate replacement of the completed contract with a new contract.
      Within the screening and assay development services industry, clients do not typically enter into long-term agreements for screening or assay development services. Needs for these services are based upon the specific research and development plans (and execution thereof) of each of NovaScreen’s clients. As these needs are uncertain and largely dependent on regulatory approvals and diverse market trends, NovaScreen’s clients’ needs for its services are difficult to predict. As a result, we expect that the operating results of the surviving company will continue to fluctuate as a result of these and other factors.
      For these and other reasons, we believe that period-to-period comparisons of NovaScreen’s results of operations are not necessarily meaningful. We believe that you should not rely upon these comparisons as indicators of NovaScreen’s future performance, including its ability to meet the milestone revenue targets.

NovaScreen’s revenues have been attributable to a small number of clients.
      NovaScreen currently relies upon a small number of clients for its revenues. For example, services provided to a single corporate customer have accounted for approximately 10-20% of NovaScreen’s revenues over the past two years. NovaScreen currently does not have, and in the future may not be able to enter into, long-term agreements for the supply of services to these clients. While one objective of the merger is for NovaScreen to achieve a more diverse client base, continued reliance upon significant clients is expected to be necessary to the success of NovaScreen. Failure of any of these clients to provide a growing source of revenue will adversely affect NovaScreen’s ability to grow its revenue. In addition, should NovaScreen lose any of these significant clients, it may have a material adverse effect on NovaScreen’s results of operations.

Failure of NovaScreen to remain eligible for certain competitive grants could adversely affect NovaScreen’s revenues.
      Currently, a significant portion of NovaScreen’s revenue comes from competitive grants awarded under the Small Business Innovation Research (SBIR) program from the National Institute of Health (NIH) and other government agencies. These grants provide funding for assay development, database construction, software development, and discovery of lead compounds for defined areas. NovaScreen also competes for and performs research contracts for the NIH and similar governmental agencies. Historically, the government business has been an important segment that has provided not only revenue for NovaScreen but has also absorbed overhead costs, thereby lowering NovaScreen’s overall average cost of doing business. NovaScreen’s eligibility for an important group of these competitive government grants is in many instances subject to its ability to comply with, among other regulations, certain size and stockholder requirements established by the Small Business Administration. The interpretation and application of these size and stockholder requirements can be uncertain. As a result of the merger, NovaScreen will be unable to comply with the current SBIR size and stockholder requirements and will therefore be ineligible for new competitive SBIR grants to which such regulations apply. Novascreen will then have to compete with other larger companies for government grants from a general pool of grants which may be more difficult to obtain than the small business directed grants. Failure of NovaScreen to maintain or increase government grant revenues will make it more difficult for Caliper to achieve the anticipated benefits from its acquisition of NovaScreen.

The success of NovaScreen and the ability of NovaScreen to earn revenues are subject to many of the same risks and uncertainties as are applicable to Caliper specifically and life sciences companies generally.
      The success of Novascreen is dependent upon the continued need for its products and services and the ability of Novascreen to provide those products and services in a timely and cost-effective manner. If Novascreen is not successful in providing its products and services, it may lose market share to its competitors and may suffer reduced revenues. If Novascreen is not successful in expanding the scope of its product and service offerings and in expanding the breath of its client base, it will not be successful in increasing its revenues. Novascreen will be subject to the spending patterns of its customers and clients which may be adversely impacted by, among other things, general economic conditions, industry consolidation and increased competition. Third parties may assert infringement or other intellectual property claims against Novascreen. If this occurs, Novascreen may be prohibited from performing services for its clients or the performance of those services may be impeded. If a natural disaster strikes Novascreen’s facilities in Hanover, Maryland, it would be unable to perform its services for a substantial amount of time and it would experience lost revenue. Novascreen will be susceptible to the same risks and uncertainties as are life sciences companies generally, including many of the risks applicable to Caliper and addressed above under the heading “Risks Related to Our Business.”
Risks Related to Our Stock

Our stock price is volatile and you may not be able to resell your shares at a profit.
      Our stock has been trading on the Nasdaq National Market since mid-December 1999. Our stock price can be volatile and may drop substantially following your investment in our common stock. We expect that our stock price will remain volatile as a result of a number of factors, including:

•	announcements by analysts regarding their assessment of us and our prospects;

•	announcements by our competitors of complementary or competing products and technologies;

•	announcements of our financial results, particularly if they differ from investors’ expectations;

•	the relatively low average trading volume for our stock; and

•	general market volatility for technology stocks.
      These factors and fluctuations, as well as general economic, political and market conditions, may materially adversely affect the volatility and the market price of our common stock.

Our stock is thinly traded, and as a result sales of even small numbers of shares may decrease the market price of our stock.
      Our stock trades on the Nasdaq National Market at a relatively low volume. The release into the market of shares through sales by our existing stockholders could have an adverse effect on the market price for our stock.
      In connection with the merger with NovaScreen, four former NovaScreen stockholders signed agreements restricting their ability to sell our common stock for specified periods of time after the merger. Three of these stockholders, holding an aggregate of 927,083 shares of our common stock, may not directly or indirectly transfer 25% of their shares until 90 days following the closing of the merger and the remaining 75% until the first anniversary of the closing date. One of these stockholders, holding 214,582 shares of our common stock, may sell 25% of his shares after closing, and may sell an additional 25% of his shares after 90 days, an additional 25% of his shares after 180 days and the remaining shares after 270 days following closing. If these stockholders sell all of their shares as soon as the restrictions on sale in the agreements expire, this could have a material adverse effect on the market price of our stock.

We have been sued and we are at risk of future securities class action litigation.
      In the spring and summer of 2001, class action lawsuits were filed against certain leading investment banks and over 300 companies that did public offerings during the prior several years, including lawsuits against us and certain of our officers and directors. Although we presently believe that this litigation will be settled without any payments by Caliper, this and other securities litigation could result in potential liability, cause us to incur litigation costs and divert management’s attention and resources, any of which could harm our business. In addition, announcements of future lawsuits of this or some other nature, and announcements of events occurring during the course of the current and any future lawsuits, could cause our stock price to drop.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.
      Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, a merger in which we are not the surviving company, or changes in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination within the Company. These provisions could limit the price that investors might be willing to pay in the future for our common stock.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Also, our management may make forward-looking statements orally to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statement. Forward-looking statements might include one or more of the following:

•	anticipated results of financing activities;

•	anticipated agreements with collaboration partners;

•	anticipated research and product development timelines and results;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.
      Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “opportunity”, “plan”, “potential”, “believe” or words of similar meaning. They may also use words such as “will”, “would”, “should”, “could” or “may”.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. You should carefully consider that information before you make an investment decision. You should review carefully the risks and uncertainties identified in this prospectus.
USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS
      On October 3, 2005 we issued 2,576,933 shares of our common stock to the former stockholders of NovaScreen pursuant to our merger agreement with NovaScreen, of which 318,734 shares are subject to an escrow agreement for possible indemnification claims under the terms of the merger agreement and ancillary documentation and cannot be released from escrow prior to October 3, 2006. We also reserved 1,124,450 shares of our common stock for future issuance in connection with the potential achievement of milestone revenue targets by NovaScreen during the 30-month period following the closing of our acquisition of NovaScreen, as set forth in our merger agreement with NovaScreen. This prospectus relates to the resale from time to time of up to a total of 3,701,383 shares of our common stock acquired, or to be acquired, in the merger by former stockholders of NovaScreen, referred to as the “selling stockholders”.
      Pursuant to the terms of the merger agreement, we filed a Registration Statement on Form S-3, of which this prospectus constitutes a part, in order to permit the selling stockholders to resell to the public the shares of our common stock issued or issuable in connection with the merger transaction.
      The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of October 3, 2005 and the number of shares being offered hereby by each selling stockholder. This table does not include 1,124,450 shares reserved for contingent future issuance in connection with the achievement of designated milestones. Upon issuance of all or any portion of these additional shares, the shares will be allocated pro-rata as among the selling stockholders and the number of shares owned before the offering and being offered by each such selling shareholder will be increased accordingly. In addition, the 318,734 shares issued pursuant to the merger agreement and placed in escrow are included in the table below, with a pro-rata portion of such shares allocated to each selling stockholder. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The information is based in part on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after October 3, 2005 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to our shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

	Shares Beneficially			Shares Beneficially
	Owned Before			Owned After
	Offering(1)		Shares	Offering(2)
			Being
Selling Stockholder	Number	Percent	Offered	Number	Percent

Gregory Feulner	1,639	**%	1,639	—	**%
The Jean Weiner Revocable Trust	1,843	**%	1,843	—	**%
Jeffrey A. Weiner	1,843	**%	1,843	—	**%
James Keefer	2,161	**%	2,161	—	**%
Carol Kyte	2,638	**%	2,638	—	**%
Ming Liu	3,103	**%	3,103	—	**%
David G. Speck	3,276	**%	3,276	—	**%
Tammy Ranson	3,535	**%	3,535	—	**%
Paul L. Baker	3,686	**%	3,686	—	**%
Evelyn Pozez Trust — Commerce Bank of Kansas City	3,686	**%	3,686	—	**%
Louis & Ruthann Pozez Community Property Trust — Commerce Bank of Kansas City	3,686	**%	3,686	—	**%

	Shares Beneficially			Shares Beneficially
	Owned Before			Owned After
	Offering(1)		Shares	Offering(2)
			Being
Selling Stockholder	Number	Percent	Offered	Number	Percent

Estate of Saul Syde	3,686	**%	3,686	—	**%
Luther Tucker, Jr.	4,096	**%	4,096	—	**%
Anna G. Manyak	4,587	**%	4,587	—	**%
Jaclyn C. Manyak	4,587	**%	4,587	—	**%
Michael J. Manyak	4,587	**%	4,587	—	**%
Gail S. Payne	4,915	**%	4,915	—	**%
Dale B. Bonar	4,985	**%	4,985	—	**%
Steven L. Coon	4,985	**%	4,985	—	**%
Charles Bauer	5,027	**%	5,027	—	**%
Renee Zeppetello	5,432	**%	5,432	—	**%
Craig L. Siebert	5,460	**%	5,460	—	**%
Wayne Lee	5,733	**%	5,733	—	**%
William D. McDonald	6,552	**%	6,552	—	**%
Rita R. Colwell	6,623	**%	6,623	—	**%
Carol S. Steuart, Trustee of the Carol S. Steuart Revocable Trust dated February 15, 2001	8,017	**%	8,017	—	**%
Burton J. Kinerk, Trustee of the Burton J. and Nancy Lee Kinerk Trust dated September 15, 1987	8,191	**%	8,191	—	**%
Scott Perschke	8,191	**%	8,191	—	**%
Sabin Family LLC	8,448	**%	8,448	—	**%
Mary Patricia Steuart	8,603	**%	8,603	—	**%
Katherine E. Steuart	8,603	**%	8,603	—	**%
Bradley C. Steuart	9,120	**%	9,120	—	**%
Carter M. Steuart	9,120	**%	9,120	—	**%
Guy T. Steuart, III	9,120	**%	9,120	—	**%
Hugh T. Steuart	9,120	**%	9,120	—	**%
Elizabeth Steuart-Kret	9,126	**%	9,126	—	**%
Margaret J. Steuart, Trustee of the Margaret J. Steuart Revocable Trust dated February 20, 2001	10,689	**%	10,689	—	**%
Arthur Weissman	10,811	**%	10,811	—	**%
Harry E. Hagerty, Jr.	11,466	**%	11,466	—	**%
Charles Osborn	11,466	**%	11,466	—	**%
Guy T. Steuart, II, Trustee of the Guy T. Steuart, II Revocable Trust dated February 20, 2001	11,801	**%	11,801	—	**%
Kimes Eugene Blake	12,286	**%	12,286	—	**%
Kevin B. Smith	12,286	**%	12,286	—	**%
John T.W. & Anne R. Hawkins, Joint Tenants	13,105	**%	13,105	—	**%
David M. Manyak and Janice D. Manyak, Joint Tenants	13,105	**%	13,105	—	**%
Thomas L. Siebert	13,650	**%	13,650	—	**%
Holly S. Richardson	14,342	**%	14,342	—	**%
Leonard P. Steuart, III	14,342	**%	14,342	—	**%
Alan F. Cariddi	18,381	**%	16,381	2,000	**%

	Shares Beneficially			Shares Beneficially
	Owned Before			Owned After
	Offering(1)		Shares	Offering(2)
			Being
Selling Stockholder	Number	Percent	Offered	Number	Percent

Leonard P. Steuart, II, Trustee of the Leonard P. Steuart, II Revocable Trust dated February 15, 2001	18,117	**%	18,117	—	**%
Melvin Booth	21,295	**%	21,295	—	**%
Research Corporation Technologies, Inc.	29,471	**%	29,471	—	**%
Hao Chen(3)	31,262	**%	31,262	—	**%
Louis P. and Harriet L. Berneman	32,761	**%	32,761	—	**%
Frank T. Steuart	37,145	**%	37,145	—	**%
Robert M. Sterling, Jr.	40,870	**%	40,870	—	**%
John J. Manyak	49,141	**%	49,141	—	**%
George M. Stadler	51,872	**%	51,872	—	**%
John M. Sabin	71,282	**%	71,282	—	**%
Leslie A. Stadler	76,443	**%	76,443	—	**%
Ronald Weiner	82,518	**%	82,518	—	**%
John W. Payne	123,604	**%	123,604	—	**%
University of Maryland, College Park	133,288	**%	133,288	—	**%
The Second Sonenblick Family Limited Partnership, L.L.P.	139,917	**%	139,917	—	**%
Scios Inc.	163,803	**%	163,803	—	**%
Peter S. Carlson(3)	206,493	**%	206,493	—	**%
Andrew Humphrey(4)	214,582	**%	214,582	—	**%
David M. Manyak(3)	689,328	2.06%	689,328	—	**%

**	Less than 1%

(1)	Percentages prior to the offering are based on 33,398,553 shares of common stock that were issued and outstanding as of October 3, 2005.

(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because, except as noted above, there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3)	These former NovaScreen stockholders signed agreements restricting their ability to sell our common stock for specified periods of time after the merger. They hold an aggregate of 927,083 shares of our common stock and may not directly or indirectly transfer 25% of their shares until 90 days following the closing of the merger and the remaining 75% until the first anniversary of the closing date.

(4)	This former NovaScreen stockholder signed an agreement restricting his ability to sell our common stock for specified period of time after the merger. This stockholder holds 214,582 shares of our common stock and may sell 25% of his shares after closing, and may sell an additional 25% of his shares after 90 days, an additional 25% of his shares after 180 days and the remaining shares after 270 days following closing.

PLAN OF DISTRIBUTION
      The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it affects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.
      The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for our account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	on the Nasdaq National Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
      In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.
      In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or default on a secured obligation by the selling stockholder, in order for the shares to be sold under this Registration Statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this Registration Statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.
      The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of the shares offered hereby subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer and the number of shares being sold during any three-month period not exceeding certain limitations.
      Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).
      In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.
      We are required to pay all fees and expenses incident to the registration of the shares.
      We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
      The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
      Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of Novascreen Biosciences Corporation as of and for the year ended December 31, 2004 included in our Current Report on Form 8-K/ A, dated October 21, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. The financial statements of Novascreen Biosciences Corporation are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at our web site at www.caliperLS.com. In addition, our stock is listed for trading on The Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.
      This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005 and amended on April 29, 2005 (File No. 000-28229);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005 (File No. 000-28229);

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 9, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K, filed on February 23, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K, filed on March 16, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K, filed on April 26, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K, filed on April 28, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K, filed on September 12, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K, filed on September 28, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K, filed on October 5, 2005 (File No. 000-28229);

•	Our Current Report on Form 8-K/ A, filed on October 21, 2005 (File No. 000-28229), which amends our Current Report on Form 8-K, filed on October 5, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on November 22, 1990 (File No. 000-28229), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File

No. 333-88827) filed on October 12, 1999, and any amendment or reports filed with the SEC for purposes of updating such description.

      You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting Peter F. McAree, Vice President, Finance, at our principal executive offices, which are located at 68 Elm Street, Hopkinton, Massachusetts; Telephone: (508) 435-9500.
      To the extent that any statements contained in a document incorporated by reference are modified or superseded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superseded.
      All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supersedes such statement.